February 5, 2009

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Smithfield Foods, Inc.
Form 10-K for the fiscal year ended April 27, 2008
Filed June 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed July 25, 2008
File No. 001-15321

Dear Mr. Webb:

Smithfield Foods, Inc. (the “Company”) received the Staff's letter dated January 26, 2009, which provided comments on the above-referenced documents.  This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

Form 10-K

Item 1A. Risk Factors, page 16

1.
In future filings, please remove the references in your first paragraph that you discuss some, but not all of the key risk factors affecting your business or revise to clarify that you have discussed all known material risks.

Mr. Max A. Webb
February 5, 2009

Response
In future filings, we will either (i) remove the references in the first paragraph that we discuss some, but  not all of the key risk factors affecting our business, or (ii) revise the first paragraph to clarify that we have discussed all known material risks.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Cash Payments, page 23

2.
We note that your executive officers are eligible to receive performance-based cash bonuses based on a multi-tiered structure.  In future filings, please provide quantitative disclosure regarding the targets actually reached based on company-wide and group profits for each named executive officer.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response
In years when our executive officers are eligible to receive performance-based cash bonuses, we will provide in future filings quantitative disclosure regarding the targets actually reached based on company-wide and group profits for each named executive officer.

The Company appreciates receiving the Staff’s views on these matters.  If you have any questions regarding any of the responses in this letter, please call me at (757) 365-3030.

Sincerely,

/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary